Global X Bitcoin Trust

605 3rd Avenue, 43rd Floor

New York, NY 10158

September 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Global X Bitcoin Trust
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-258068

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Global X Bitcoin Trust (the “Company”) hereby requests that, effective as of the date of this application, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-258068), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on July 21, 2021, and was amended on November 14, 2023.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Erin Martin at (202)-739-5729 or emailing at erin.martin@morganlewis.com.

Very truly yours,

Global X Bitcoin Trust

By:	/s/Adam Sze
Name:	Adam Sze
Title	Head of Digital Asset Products, Global X Digital Assets, LLC

cc: Erin Martin, Morgan, Lewis & Bockius LLP